UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

BIORELIANCE CORPORATION

(Name of Subject Company (Issuer))

BASEBALL ACQUISITION CORPORATION,

a wholly-owned subsidiary of

INVITROGEN CORPORATION

(Named of Filing Persons – Offerors)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

090951 10 4
(CUSIP Number of Class of Securities)

Gregory T. Lucier
President and Chief Executive Officer
Invitrogen Corporation
1600 Faraday Avenue
Carlsbad, California 92008
(760) 603-7200
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

with a copy to:

Mara H. Rogers, Esq.
Fulbright & Jaworski L.L.P.
666 Fifth Avenue
New York, New York 10103
(212) 318-3000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

Not applicable	Not applicable.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.
☐ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

TABLE OF CONTENTS

Item 12. Exhibits.

On January 5, 2004, members of the management of Invitrogen Corporation and BioReliance made a presentation to the employees of BioReliance Corporation. The presentation materials are attached hereto as Exhibit (a)(5)(3). As part of the presentation, the following statement was read on behalf of Invitrogen Corporation, although not contained in the presentation materials attached hereto as Exhibit (a)(5)(3):

Certain statements contained in this presentation are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, and Invitrogen intends that such forward-looking statements be subject to the safe harbor created thereby. Such forward-looking statements include, but are not limited to statements relating to financial projections, including, but not limited to, estimated revenue targets for 2003, 2004, and 2006; projected growth; cost and process controls; the timing of the integration process; development and increased flow of new products; leveraging technology and personnel; advanced opportunities and efficiencies; opportunities for growth; and expectations of prospective new standards, new delivery platforms, and new selling specialization and effectiveness. Such forward-looking statements are subject to a number of risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, successful combination of the operations of previously-acquired companies and BioReliance; attraction and retention of key personnel; the continuation of growth in Invitrogen’s markets; the ability to manage growth; successful development and commercialization of new products and services; continued identification, development and licensing of new technology; competition; and other risks and uncertainties detailed from time to time in Invitrogen Corporation’s Securities and Exchange Commission filings.

Item 12. Exhibits.

The following Exhibit is filed herewith:

(a)(5)(3)	Presentation materials from joint presentation by Invitrogen Corporation and BioReliance Corporation management to employees of BioReliance Corporation on January 5, 2004.